THE NOTTINGHAM COMPANY
116 South Franklin Street
Post Office Box 69
Rocky Mount, North Carolina 27802
(252) 972-9922

February 3, 2021

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fidelity Bond Filing Pursuant to Rule 17g-1 Modern Capital Funds Trust - File No. 811-23582

Dear Sir or Madam:

Pursuant to Rule 17g-1 (the “Rule), subparagraph (g)(1), of the Investment Company Act of 1940, as amended, attached for filing on behalf of the Modern Capital Funds Trust (the “Trust”), is:

1.	a copy of the Investment Company Bond, numbered 106592741, including an Endorsement which includes the Trust as an insured for the period ending April 28, 2021 (the “Bond”);
2.
a copy of the resolutions unanimously adopted by the Board of Trustees of the Trust (including those who are not “interested persons” of the Trust as defined in the 1940 Act), which approved adding the Trust on the Bond in the aggregate amount of $2,000,000 with Travelers Casualty and Surety Company of America; and

3.	a copy of the agreement concerning joint insured bond by and among the Trusts entered into pursuant to paragraph (f) of the Rule.

The Bond’s premium for the period from October 1, 2020 to April 28, 2021 has been paid.

Please be advised that the amount of a single insured bond which the Trust would have provided and maintained had it not been named as an insured under a joint insured bond, pursuant to paragraph (d) of the Rule is $50,000.

Sincerely,

/s/ Tracie A. Coop
Tracie A. Coop
Secretary, Modern Capital Funds Trust

Enclosures

SECRETARY’S CERTIFICATE
MODERN CAPITAL FUNDS TRUST (the “Trust”)
I, Tracie A. Coop, Secretary of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Trustees of the Trust at a meeting held on November 16, 2020:
WHEREAS, the amount of the coverage under the proposed fidelity bond (the "Fidelity Bond") is the amount required by Rule 17g-1 promulgated under the 1940 Act;
WHEREAS, the custody and safekeeping of the Fund's securities are exclusively the obligation of the Custodian; and
WHEREAS, no employee of the Trust, employee of the Adviser, or employee of the Sub-Adviser, has access to the Trust's portfolio securities; and
NOW, THEREFORE, BE IT RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and
FURTHER RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the Fidelity Bond is approved in substantially the form presented to the Board at this Meeting and that President of the Trust is authorized and directed to execute said Allocation Agreement on behalf of the Trust; and
FURTHER RESOLVED, that the President, Treasurer or Secretary of the Trust is designated as the person who shall execute the Fidelity Bond on behalf of the Trust and make, or cause to be made, the filings and give the notices required by Paragraph (g) of Rule 17g-1.
IN WITNESS WHEREOF, I have signed this certificate and affixed the corporate seal of the Trust on this 3rd day of February 2021.

MODERN CAPITAL FUNDS TRUST
/s/ Tracie A. Coop
Tracie A. Coop
Secretary

AGREEMENT CONCERNING JOINT INSURED BOND

This AGREEMENT CONCERNING JOINT INSURED BOND among the Hillman Capital Management Investment Trust, Starboard Investment Trust, Leeward Investment Trust, Spinnaker ETF Series and Modern Capital Funds Trust, each a Delaware business/statutory trust (individually, a “Trust” and collectively the “Trusts”).
Each of the Trusts has established various series of the Trusts (“Funds”) and may establish additional Funds from time to time in the future.  The Trusts are named as insureds under a joint insured bond in accordance with Rule 17g-1 of the Securities and Exchange Commission under the Investment Company Act of 1940.  In order to comply with paragraph (f) of such Rule, the Trusts hereby agree that, in the event recovery is received under the bond as a result of a loss sustained by more than one of the Trusts, each Trust shall receive an equitable and proportionate share of such recovery, but at least equal to the amount which the Trust would have received had the Trust provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1.
A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with or has been made available to the Secretary of the State of Delaware and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trusts.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be signed and their respective seals to be affixed by their respective officers thereunto duly authorized.

HILLMAN CAPITAL MANAGEMENT INVESTMENT TRUST
By:	/s/ Mark Hillman
Mark Hillman
President

STARBOARD INVESTMENT TRUST
By:	/s/ Katherine M. Honey
Katherine M. Honey
President

LEEWARD INVESTMENT TRUST
By:	/s/ Katherine M. Honey
Katherine M. Honey
President

SPINNAKER ETF SERIES
By:	/s/ Katherine M. Honey
Katherine M. Honey
President

MODERN CAPITAL FUNDS TRUST
By:	/s/ Bradley D. Atkins
Bradley D. Atkins
President